Via Facsimile and U.S. Mail
Mail Stop 6010

June 30, 2006

Mr. Joseph Frattaroli
Chief Financial Officer
Vaso Active Pharmaceuticals, Inc.
99 Rosewood Drive, Suite 260
Danvers, Massachusetts, 01923

**Re: Vaso Active Pharmaceuticals, Inc.
          Form 10-KSB for Fiscal Year Ended December 31, 2005
          Form 10-QSB for the Three Months Ended March 31, 2006
          Filed April 14, 2006
          File No. 001-31925**

Dear Mr. Frattaroli:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB – December 31, 2005

Financial Statements – December 31, 2005, page F-1

Notes to the Financial Statements, page F-7

1. Nature of Business and Operations, page F-7

Settlement of Private Litigation, page F-7

1. Please explain to us how you accounted for in these financial statements the $1.1 million that your insurance company agreed to pay and how your accounting treatment complies with GAAP. Also tell us the date they made the payment on your behalf.

4. Senior Secured Convertible Notes, page F-11

2. In view of your obligation to maintain the registration of the underlying shares subject to penalties of these instruments, please provide us your analysis under FAS 133 and EITF 00-19 for the conversion feature of the notes and for the warrants that supports your conclusion that accounting and classification as a liability that should be marked to market at each balance sheet date is not required.

8. Related Party Agreements, page F-14

3. Please provide us, in disclosure type format, a quantification of all costs incurred to BioChemics, by financial statement line item, for each period presented. Include Inventory, Marketing, SG&A, and R&D costs. Further disclose total cash payments made to BioChemics for each period for these costs.

Form 10-QSB – March 31, 2006

Condensed Balance Sheets, page 3

4. We note that you settled the litigation in the current quarter through the issuance of "Notes payable" and cash. Please provide us in disclosure type format a description of the terms of the "Notes Payable" issued in satisfaction of this liability. If you have an obligation to register the underlying shares that the Notes are convertible into, please provide us an analysis similar to the one we request in comment two above regarding your accounting for the conversion feature of these "Notes Payable."

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant